Exhibit 99.1

Innoviz Reports First Quarter 2025 Results

• Record revenues and gross margins showcase the Company’s progress toward achieving full- year targets and long-term goals

•        Accelerating LiDAR shipments to Volkswagen Autonomous Mobility for ID. Buzz AD on the
Mobileye Drive™ platform ahead of fleet deployments by MOIA and Uber; Fabrinet partnership to support volume production

• Expansion of NRE payment plan to approximately $95M underscores customer commitment to the InnovizTwo platform

• Growing momentum with NVIDIA and Hyperion platform, and progress with a major OEM evaluating Hyperion for potential integration

TEL AVIV, Israel – May 14, 2025 – Innoviz Technologies Ltd. (NASDAQ: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high performance, automotive-grade LiDAR sensors and perception software, today provided commercial and strategic updates on its business, reported its financial results for the quarter ended March 31, 2025 and reiterated its full year commercial and financial targets.

“I am very pleased with our strong start to 2025. Our record financial performance in the quarter, as well as recent developments in our customer and production partnerships, demonstrate that we are well on our way to meeting our full-year 2025 and long-term goals,” said Omer Keilaf, CEO and Co-Founder of Innoviz. “Following Uber and VW’s recent announcement around autonomous fleet deployments in 2026, Innoviz is accelerating deliveries of LiDAR units to VW in 2025 to equip hundreds of ID. Buzz AD shuttles with 9 InnovizTwo LiDARs each, ahead of project launches. Recently, we shared that we selected Fabrinet as our manufacturing partner for the InnovizTwo product platform. By working with Fabrinet, we will be able to cost-effectively scale the production of our LiDARs with a partner that has a global footprint and expertise in automotive-grade manufacturing. Additionally, last week we announced the expansion of our NRE payment plan with key customers to approximately $95 million from approximately $80 million. With our strengthened financial footing, optimized operations, newly added manufacturing capacity, and deep customer relationships, we believe that we are well-positioned to achieve our goal of becoming the world’s premier large-scale supplier of best-in-class LiDAR solutions for autonomous driving and beyond.”

Keilaf added, “During the quarter, we were pleased to see an acceleration of planned robotaxi launches around the world, with many models based on Innoviz technology. We have strong traction with new customers in both automotive and non-automotive applications, and we are particularly excited about growing momentum in our relationships with NVIDIA and Mobileye, the two leading autonomous driving platform providers. We are thrilled to be able to advance the future of automotive safety and autonomous driving as we pursue multiple opportunities using our differentiated LiDAR technology and expanding capacity.”

Commercial and Strategic Updates

•
Delivering LiDAR Platform units to Volkswagen Autonomous Mobility – expanded our collaboration with VW to accelerate the integration of InnovizTwo LiDARs into the ID. Buzz AD, VW’s L4 autonomous shuttle, in support of planned market deployment in multiple European and US cities beginning in 2026.

•
Partnered with Fabrinet to launch InnovizTwo Mass Production – this partnership will allow Innoviz to ramp its LiDARs to volume with a manufacturing partner that has automotive-grade facilities around the world, allowing for flexible and cost-effective production. We expect that the ramp at Fabrinet will accelerate revenue generation from LiDAR sales.

•
Further bolstered financial position by expanding NRE payment plan – Innoviz announced that it has expanded the NRE payment plan with key customers announced in December 2024 to approximately $95 million from approximately $80 million; cash payments are expected between 2025 and 2027. These payments will be incremental to revenues generated from ongoing sales of LiDAR products.

•
Developing opportunities with new OEMs – we are in various stages of the sourcing process with several OEMs; in particular, we see growing momentum in our relationship with NVIDIA and its Hyperion platform, and are making progress with a major OEM evaluating Hyperion for potential integration.

•
Growing traction in non-automotive applications – with its automotive-grade LiDARs, Innoviz has an opportunity to generate significant value for customers outside the automotive sector, and expand its available market. We are shipping samples and launching a version of our product specially tuned for this market.

•
Limited current impact from new US tariff regime – Innoviz continues to carefully monitor the ongoing and highly dynamic tariff situation in the US. We believe we have the flexibility to adapt as needed given the timing of our customer ramps and our manufacturing relationship with Fabrinet.

First Quarter 2025 Financial Results

Revenues in Q1 2025 were $17.4 million compared to revenues of $7.1 million in Q1 2024. The revenue growth resulted from a combination of NRE services, production units and sample shipments.

Operating expenses in Q1 2025 were $21.0 million, a decrease of 34% compared to operating expenses of $31.7 million in Q1 2024. Operating expenses for Q1 2025 included $3.0 million of share-based compensation compared to $5.9 million of share-based compensation in Q1 2024.

Liquidity as of March 31, 2025 was approximately $85.4 million, consisting of cash and cash equivalents, short term deposits, marketable securities and short-term restricted cash.

FY 2025 Financial and Operational Targets
The company is reiterating its FY 2025 targets of:
•	Revenues of $50-$60 million, more than 2x 2024 levels;
•	An additional $20-$50 million of NRE bookings in 2025, a portion of which has already been booked; and
•	1-3 new program wins

Conference Call
Innoviz management will hold a web conference today, May 14, 2025, at 9:00 a.m. Eastern Time (6:00 a.m. Pacific Time) to discuss commercial and strategic updates, financial results for the first quarter 2025, and financial and operational targets. Innoviz CEO Omer Keilaf and CFO Eldar Cegla will host the call, followed by a question-and-answer session.

Investors are invited to attend by registering in advance here. All relevant information will be sent upon registration.

A replay of the webinar will also be available shortly after the call in the Investors section of Innoviz’s website for 90 days.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the US, Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, expected NRE payments, future prospects related to the strategic partnership with Fabrinet, the anticipated scaling of production, the economic benefits of the partnership and Fabrinet’s compliance with the highest automotive-grade standards, and Innoviz’s projected future operational and financial results, including revenue and NREs. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

“NRE (Non-Recurring Engineering)” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Many factors could cause actual future events, and, in the case of our forward-looking revenues and NRE bookings, actual orders or actual payments, to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders,  the possibility that NRE would be set off against liabilities and indemnities, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2025, and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the NRE payment plan referenced in this announcement. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Three Months Ended March 31,
	2025	2024

Revenues	$17,390	$7,057
Cost of revenues	(10,408)	(8,354)

Gross profit (loss)	6,982	(1,297)

Operating expenses:
Research and development	14,830	23,845
Sales and marketing	1,721	2,400
General and administrative	4,455	5,444

Total operating expenses	21,006	31,689

Operating loss	(14,024)	(32,986)

Financial income, net	1,416	2,901

Loss before taxes on income	(12,608)	(30,085)
Taxes on income	(34)	(53)

Net loss	$(12,642)	$(30,138)

Basic and diluted net loss per ordinary share	$(0.07)	$(0.18)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	185,534,529	165,666,183

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
(Unaudited)

	March 31,	December 31,
	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,369	$25,365
Short-term restricted cash	16	16
Bank deposits	62,842	30,628
Marketable securities	9,172	11,955
Trade receivables, net	17,661	6,043
Inventory	1,704	1,905
Prepaid expenses and other current assets	3,867	6,707
Total current assets	108,631	82,619

LONG-TERM ASSETS:
Restricted deposits	2,598	2,725
Property and equipment, net	23,214	23,432
Operating lease right-of-use assets, net	22,598	23,194
Other long-term assets	83	79
Total long-term assets	48,493	49,430

Total assets	$157,124	$132,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$5,039	$8,813
Deferred revenues	1,218	274
Employees and payroll accruals	8,873	8,722
Accrued expenses and other current liabilities	5,905	5,631
Operating lease liabilities	4,257	4,330
Total current liabilities	25,292	27,770

LONG-TERM LIABILITIES:
Operating lease liabilities	24,029	25,264
Warrants liability	38	86
Total long-term liabilities	24,067	25,350

SHAREHOLDERS’ EQUITY:
Ordinary Shares of no-par value	-	-
Additional paid-in capital	850,452	808,974
Accumulated deficit	(742,687)	(730,045)
Total shareholders’ equity	107,765	78,929
Total liabilities and shareholders’ equity	$157,124	$132,049

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
(Unaudited)

	Three Months Ended March 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(12,642)	$(30,138)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,377	2,495
Remeasurement of warrants liability	(48)	(86)
Change in accrued interest on bank deposits	(337)	(787)
Change in marketable securities	(62)	(158)
Share-based compensation	4,754	6,510
Foreign exchange loss (gain), net	154	(46)
Change in prepaid expenses and other assets	2,129	2,170
Change in trade receivables, net	(11,618)	7,058
Change in inventory	201	(144)
Change in operating lease assets and liabilities, net	(712)	(580)
Change in trade payables	(3,577)	(2,067)
Change in accrued expenses and other liabilities	523	(835)
Change in employees and payroll accruals	154	1,106
Change in deferred revenues	944	(6,367)
Net cash used in operating activities	(18,760)	(21,869)
Cash flows from investing activities:
Purchase of property and equipment	(1,915)	(1,149)
Investment in bank deposits	(44,300)	(14,000)
Withdrawal of bank deposits	12,500	25,000
Investment in restricted deposits	-	(67)
Investment in marketable securities	(14,892)	(938)
Proceeds from sales and maturities of marketable securities	17,737	895
Net cash provided by (used in) investing activities	(30,870)	9,741
Cash flows from financing activities:
Issuance of ordinary shares and warrants, net of issuance cost	37,596	-
Proceeds from exercise of options	142	42
Net cash provided by financing activities	37,738	42
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(104)	74
Decrease in cash, cash equivalents and restricted cash	(11,996)	(12,012)
Cash, cash equivalents and restricted cash at the beginning of the period	25,381	26,336
Cash, cash equivalents and restricted cash at the end of the period	$13,385	$14,324